[LOGO] KINROSS                                   40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE


                 BOB BUCHAN TO STEP DOWN AS PRESIDENT AND C.E.O.


JANUARY 10, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announces today that Mr. Robert M. Buchan has decided to step down as President and Chief Executive Officer of the Company following the Annual General Meeting on April 27th of this year, and assume the role of Non-Executive Chairman. The Board of Directors has established a search committee which will be working with outside advisors to identify his replacement.

Mr. Buchan told management and employees today, "starting Kinross in 1993 with 25,000 ounces of annual production and building it to what it is today has been a remarkable journey. I am proud of what we have been able to achieve over these 12 years. I feel certain that the Company will be able to maintain its position as one of the world's senior gold producers. I also feel that after 12 years at the head of the Company it is time for new leadership to take us to the next level. In my new role of Non-Executive Chairman, I look forward to working with the new Chief Executive Officer in continuing to improve all aspects of what the Company is and what it can be".

The entire Board of Directors expresses its sincere gratitude to Mr. Buchan for the contributions made by him during his tenure as President and C.E.O.

--------------------------------------------------------------------------------

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              MANAGER
INVESTOR RELATIONS                          INVESTOR RELATIONS
Tel.  (416) 365-7254                        Tel. (416) 365-1362